Exhibit 99.18

CONSENT OF L. PUTLAND

I hereby consent to the use of my name in connection with the following documents and reports, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of IAMGOLD Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The technical report dated January 18, 2006, entitled “Technical Report on the Mupane Gold Project” (the “Mupane Report”);

2.	The technical report dated January 18, 2006, entitled “Technical Report on the Buckreef Gold Project” (the “Buckreef Report”); and

3.
The annual information form of the Company dated March 28, 2008, which includes reference to my name in connection with information relating to the Mupane Report and the Buckreef Report and the properties described therein.

Date: March 31, 2008

/s/ Linton Putland
Name: Linton Putland
Title: Principal, LJ Putland & Associates